ADVANCED ENERGY INDUSTRIES, INC.
1625 Sharp Point Drive
Fort Collins, Colorado 80525
January 14, 2008
VIA EDGAR
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Brian Cascio, Accounting Branch Chief
Division of Corporation Finance

Re:	Advanced Energy Industries, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed February 20, 2007
File No. 000-26966
Ladies and Gentlemen:
This letter is written in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) transmitted to the undersigned on December 18, 2007 regarding the above captioned Form 10-K of Advanced Energy Industries, Inc. (the “Company”). The Company’s responses to the Staff’s comments are set forth below the text of the comment from your comment letter, retaining the numbering from your letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K. Please find below the Company’s responses to the Staff’s comments.
Form 10-K for the fiscal year ended December 31, 2006
Item 3. Legal Proceedings, page 13
1.	We see in your disclosure in Item 3 that there are no outstanding legal proceedings. In Note 15 of your financial statements you provide disclosure of several disputes and legal matters. In future filings provide disclosure of all legal proceedings in Item 3.
Response:
The Company acknowledges the Staff’s comment regarding disclosure of legal proceedings in Item 3 and will provide disclosure as appropriate in future filings.

Securities and Exchange Commission
January 14, 2008

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 31
2.	Please clarify whether the caption for the $(22,280) adjustments for deferred income taxes included in net cash provided by (used in) operating activities is correct. It appears that this represents a benefit for deferred income taxes.
Response:
The caption for the $(22,280) adjustments for deferred income taxes included in net cash provided by (used in) operating activities was incorrect and should have been “(Benefit) provision for deferred income taxes”. The Company will modify this disclosure in future filings.
Note (1) Company Operations and Summary of Significant Accounting Policies
Revenue Recognition, page 32
3.	We reference your disclosure in Note (1) on page 32 that generally you do not have any obligations to your customers:
•	after your products are shipped under FOB shipping point terms,

•	after your products are received by customers under FOB destination terms, and

•	after your products are accepted by customers under contractual acceptance provisions.
In future filings, clarify what you mean by generally you do not have any obligations. Please discuss any obligations and address these in your accounting policy.
Response:
The only services for which the Company has incurred post-delivery obligations have related to installation. For the years ended December 31, 2004, 2005 and 2006 installation revenues were $2,000, $21,000 and $72,000 (.0005%, .007% and .02% of revenue). The Company will eliminate this reference to “generally” in the footnote and if the amount of installation revenues becomes significant, the Company will expand the disclosure to discuss the obligations as well as address them in the accounting policy.

Securities and Exchange Commission
January 14, 2008

4.	In addition, we note that in accordance with EITF 00-21 you allocate revenue based on the fair value of the delivered item, generally the product, and the undelivered item, installation, based on their respective fair values. Please tell us how you determine fair value (i.e. vendor specific objective evidence) for each of the elements.
Response:
     As noted in the response to comment 3, the Company has incurred minimal obligations related to installation services. The discussion of EITF 00-21 was intended to explain the Company’s policy when installation services are present in a sales agreement. In future periods the Company will evaluate the amount and percentage of revenue of its installation services and include and expand the disclosure if the amount is significant. Supplementally, the Company has historically determined the fair value of installation services based on the hourly rates charged to customers for such services noting the hourly rates are similar for all customers depending on the skill level of the personnel necessary to perform the related services.
Excess and Obsolete Inventory, page 32
5.	In future filings please disclose the reason for the significant charges in excess and obsolete inventory each period.
Response:
     The Company suspects the Staff’s reference to significant inventory charges relates to the $11.3 million charge recorded in 2004. This charge related to end-of-life charges taken associated with the Company’s product life-cycle management program. The reasons for this charge were included in our Form 10-K filing for the year ended December 31, 2004. For the year ended December 31, 2007, the Company expects to incur approximately $1.8 million in excess and obsolete inventory. In future filings, the Company will enhance the disclosure of charges in excess and obsolete inventory when such amounts are significant.
Marketable Securities, page 33 and 41
6.	In future filings please provide the disclosures required by paragraphs 19-22 of SFAS 115 or tell us the reason that these disclosures are not required.
Response:
The Company acknowledges the Staff’s comment regarding the disclosures required by paragraphs 19-22 of SFAS 115 and will provide these disclosures in future filings.

Securities and Exchange Commission
January 14, 2008

Note (3) Dispositions and Discontinued Operations, page 39
7.	We reference your discussion in Note (3) that the EMCO product line did not represent a significant portion of your operations and that these results are included in income from operations in the consolidated statements of income. Please provide us the EMCO amounts for each period for revenue and operating expenses that supports your assertion that these amounts did not represent a significant portion of your operations and were not required to be included in discontinued operations each period.
Response:
     As the Company disclosed in Note (3), the Company concluded the amounts represented by the EMCO business were not significant and did not classify the operating results in discontinued operations. In addition to the operating results listed below, the Company considered various qualitative factors when considering whether classification as discontinued operations would be meaningful.

			EMCO
For the year ended	EMCO Revenue (in		Expenses	% of Company
December 31,	thousands)	% of Company Revenue	(in thousands)	Expenses

2006	—	—	—	—
2005	$5,858	1.8%	$5,634	1.8%
2004	$5,934	1.6%	$5,818	1.5%
2003	$6,793	2.7%	$7,429	2.7%
Qualitative Factors
•	The presentation of the EMCO results in continuing operations did not alter any trends in revenues or earnings

•	Excluding the EMCO results from discontinued operations did not hide a failure to meet analysts’ consensus expectations

•	Excluding the EMCO results from discontinued operations did not change any loss into income

•	The EMCO business was not considered a segment or other portion of the Company’s business and did not contribute significantly to the Company’s operations or profitability

•	Excluding the results of operations of the EMCO business from discontinued operations did not affect the Company’s compliance with loan covenants or other contractual requirements

Securities and Exchange Commission
January 14, 2008

•	The classification of the EMCO results as continuing operations did not affect management’s compensation

•	The classification of the EMCO results as continuing operations did not result in the concealment of an unlawful transaction.
8.	In addition, tell how your discontinued operations, including the $8.9 million proceeds received for the sale of the assets of your IKOR product line in 2005, are reflected in your consolidated statement of cash flows.
Response:
     Footnote 10 (to paragraph 26) of Statement of Financial Accounting Standard 95 (“SFAS 95”) states “separate disclosure of cash flows pertaining to...discontinued operations reflected in [the operating, investing and financing] categories is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected...” Consistent with SFAS 95, the Company has not separately presented the cash flows from discontinued operations for any period. The various cash flow components related to discontinued operations are included within the various captions throughout the statement of cash flows.
     The Company also believes that the cash flow presentation method is consistent with clarifying guidance provided by the Staff. During the December 5-7, 2005 AICPA National Conference on Current SEC and PCAOB Developments, the Staff identified certain discontinued operations presentation formats considered to be inconsistent with SFAS 95. In its remarks, the Staff specifically affirmed its position that the combination of cash flows from discontinued operations with cash flows from continuing operations within each cash flow statement category is an acceptable cash flow presentation format under SFAS 95.
     For the staff’s reference, the $8.9 million proceeds received by the Company for the sale of assets of the IKOR product line in 2005 are included in the statement of cash flows from investing activities under the caption “proceeds from the sale of assets” for the years ended December 31, 2006 and 2005.
     The presentation of this amount in proceeds from the sale of assets as an investing activity is consistent with paragraph 16c of SFAS 95, which states that “Cash flows from investing activities [include]... Receipts from sales of property, plant, and equipment and other productive assets.”

Securities and Exchange Commission
January 14, 2008

9. Tell us if the sale of the Noah Chiller business discussed in Note (20) is included in discontinued operations.
Response:
     As disclosed in Note (20), the Company recognized a gain on the sale of $404,000 which was recorded as other income and expense in the Company’s consolidated results of operations. The Company concluded the amounts represented by the Noah Chiller business were not significant and did not classify the operating results in discontinued operations. In addition to the operating results listed below, the Company considered various qualitative factors when considering whether classification as discontinued operations would be meaningful.

For the year ended	Chiller Revenue (in
December 31,	thousands)	% of Company Revenue

2006	$—	—
2005	$—	—
2004	$2,151	0.6%
2003	$3,872	1.5%
Qualitative Factors
•	The presentation of the Chiller results in continuing operations did not alter any trends in revenues or earnings

•	Excluding the Chiller results from discontinued operations did not hide a failure to meet analysts’ consensus expectations

•	Excluding the Chiller results from discontinued operations did not change any loss into income

•	The Chiller business was not considered a segment or other portion of the Company’s business and did not contribute significantly to the Company’s operations or profitability

•	Excluding the results of operations of the Chiller business from discontinued operations did not affect the Company’s compliance with loan covenants or other contractual requirements

•	The classification of the Chiller results as continuing operations did not affect management’s compensation

•	The classification of the Chiller results as continuing operations did not result in the concealment of an unlawful transaction.

Securities and Exchange Commission January 14, 2008 Page 7
The Company determined that the conclusions related to the classification of the results of the EMCO (as discussed in comment 7) and Chiller businesses were appropriate when aggregated as the qualitative considerations were unaffected by aggregation and the quantitative measurements were not significantly different when aggregated.
* * * * *
In accordance with the Staff’s request in its comment letter and with respect to the above-captioned Form 10-K of Advanced Energy Industries, Inc., the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
The Company would welcome the opportunity to discuss any questions the Staff may have regarding the Company’s responses to its comment letter. Please do not hesitate to call the undersigned at (970) 407-6570 if you have further comments or if you require any additional information.

Sincerely,
/S/ Lawrence D. Firestone
Lawrence D. Firestone
Executive Vice President and Chief Financial Officer